UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telesis Bio Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

192003101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 192003101

1.	NAME OF REPORTING PERSON Danaher Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 2,294,157
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,294,157
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,294,157
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No.: 192003101

1.	NAME OF REPORTING PERSON Danaher Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 2,294,157
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,294,157
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,294,157
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON OO

Item 1.

(a)	Name of Issuer:

The name of the issuer is Telesis Bio Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is:

Telesis Bio Inc.
9535 Waples Street, Suite 100
San Diego, CA 92121-2993

Item 2.

(a)	Name of Person Filing:

This schedule is filed by Danaher Corporation, a Delaware corporation (“Danaher”), and its subsidiary, Danaher Ventures LLC, a Delaware limited liability company (“DV”).  DV was formerly known as Danaher Innovation Center LLC prior to an internal restructuring that resulted in a change of its name. Danaher and DV are collectively referred to herein as the “Reporting Persons.”

(b)	Address of Principal Business Office:

The address of the principal office of each of the Reporting Persons is:

2200 Pennsylvania Avenue, NW
Suite 800W
Washington, DC 20037-1701

(c)	Citizenship:

Danaher is a Delaware corporation.  DV is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)	CUSIP Number:

192003101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.

(b)
The Reporting Persons may each be deemed the beneficial owner of 7.8% of the Common Stock outstanding, based on 29,521,757 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2022.

(c)	(i)	Sole power to vote or direct the vote:

See Item 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

DANAHER CORPORATION

By:	/s/ Jose-Carlos Gutierrez-Ramos
Name:	Jose-Carlos Gutierrez-Ramos
Title:	Senior Vice President and Chief Science Officer

DANAHER VENTURES LLC

By:	/s/ Jose-Carlos Gutierrez-Ramos
Name:	Jose-Carlos Gutierrez-Ramos
Title:	President